Exhibit 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

ITEM 1:                 NAME AND ADDRESS OF COMPANY

Jaguar Mining Inc.
125 North State Street,
Concord, New Hampshire
USA 03301

ITEM 2:                 DATE OF MATERIAL CHANGE

November 17, 2009

ITEM 3:                 NEWS RELEASE

A news release was issued on November 17, 2009 by Jaguar Mining Inc. (the "Company") in Concord, New Hampshire, a copy of which is attached hereto as Schedule A.

ITEM 4:                 SUMMARY OF MATERIAL CHANGE

On November 17, 2009, the Company announced the expiration of its offer to purchase (the "Offer") and consent solicitation with respect to its outstanding 10.5% Secured Notes due March 23, 2012 (the "Notes").  As of 5:00 p.m., Toronto time, on November 17, 2009 (the "Expiration Date"), $85,372,000 (or 99%) of the outstanding principal amount of the Notes had been validly tendered and not withdrawn pursuant to the Offer.  The Company has advised Computershare Investor Services Inc., the depositary for the Offer (the "Depositary"), that it intends to accept for purchase and pay for all of the Notes that have been validly tendered and not withdrawn pursuant to the Offer.  As the Company has received the consent of noteholders who hold more than the required 66 2/3% of the aggregate principal amount of the Notes, it has amended the indenture (the "Indenture") governing the Notes to allow for redemption of the Notes at any time on or after November 17, 2009.  The Company intends to give notice to Computershare Trust Company of Canada, the trustee under the Indenture (the "Trustee") on November 18, 2009 of its intention to redeem the remainder of the Notes.  It is expected that the redemption date will be set as November 26, 2009.

ITEM 5:                 FULL DESCRIPTION OF MATERIAL CHANGE

On November 17, 2009, the Company announced the expiration of the Offer and consent solicitation with respect to the Notes.  The Company had previously offered to purchase all Cdn$86.25 million aggregate principal amount of the outstanding Notes at a purchase price of 105% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of payment on the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement, dated October 20, 2009.  The Offer expired at 5:00 p.m., Toronto time, on the Expiration Date.

As of the Expiration Date, $85,372,000 (or 99%) of the outstanding principal amount of the Notes had been validly tendered and not withdrawn pursuant to the Offer.  The Company has advised the Depositary that it intends to accept for purchase and pay for all of the Notes that have been validly tendered and not withdrawn pursuant to the Offer.  Holders that have validly tendered their Notes will receive a cash payment representing 105% of the principal amount thereof plus accrued and unpaid interest as described above and in accordance with the terms of the Offer.

As of the Expiration Date, the Company had received the consent of noteholders who hold more than the required 66 2/3% of the aggregate principal amount of the Notes to amend the Indenture in order to permit the Company to redeem any Notes not tendered to the Offer at a redemption price of 102% of the principal amount of the Notes at anytime on or after November 17, 2009 with a redemption date no less than seven trading days from the date the notice is sent.  The Company has amended the Indenture accordingly and intends to give notice to the Trustee on November 18, 2009, of its intention to redeem the remainder of the Notes still outstanding at a price of 102% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the redemption date.  The Company expects to set November 26, 2009 as the redemption date.

The Company expects to pay for all Notes being repurchased or redeemed with available cash on hand.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

The following executive officer of Jaguar Mining Inc. is knowledgeable about the material change and this report:

Daniel R. Titcomb
President and Chief Executive Officer
(603) 224-4800

ITEM 9:                  DATE OF REPORT

November 18, 2009

SCHEDULE A

PRESS RELEASE

November 17, 2009	2009 - 23
Concord, New Hampshire	JAG - TSX/NYSE

Jaguar Mining Announces the Expiration of its
Offer to Purchase and Consent Solicitation and its
Intention to Redeem its 10.5% Secured Notes Due 2012

Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE, JAG.NT: TSX) announced today the expiration of its offer to purchase (the "Offer") and consent solicitation with respect to its outstanding 10.5% Secured Notes due March 23, 2012 (the "Notes").  Jaguar had previously offered to purchase all Cdn$86.25 million aggregate principal amount of the outstanding Notes at a purchase price of 105% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of payment on the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement, dated October 20, 2009.  The Offer expired at 5:00 p.m., Toronto time, on November 17, 2009 (the "Expiration Date").

As of the Expiration Date, $85,372,000 (or 99%) of the outstanding principal amount of the Notes had been validly tendered and not withdrawn pursuant to the Offer.  The Company has advised Computershare Investor Services Inc., the Depositary for the Offer, that it intends to accept for purchase and pay for all of the Notes that have been validly tendered and not withdrawn pursuant to the Offer.  Holders that have validly tendered their Notes will receive a cash payment representing 105% of the principal amount thereof plus accrued and unpaid interest as described above and in accordance with the terms of the Offer.

As of the Expiration Date, the Company had received the consent of noteholders who hold more than the required 66 2/3% of the aggregate principal amount of the Notes to amend the indenture (the "Indenture") governing the Notes in order to permit Jaguar to redeem any Notes not tendered to the Offer at a redemption price of 102% of the principal amount of the Notes at anytime on or after November 17, 2009 with a redemption date no less than seven trading days from the date the notice is sent.  The Company has amended the Indenture accordingly and intends to give notice to Computershare Trust Company of Canada, the trustee under the Indenture, on November 18, 2009, of its intention to redeem the remainder of the Notes still outstanding at a price of 102% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the redemption date.  Jaguar expects to set November 26, 2009 as the redemption date.

"We are very pleased that we are now able to repurchase or redeem all of our higher-priced debt," said Mr. Daniel R. Titcomb, Jaguar's President and CEO. "Our commitment to preserve and enhance shareholder value through retiring higher priced debt helps us achieve several objectives including, (a) streamlining our capital structure without hedging gold, (b) lowering interest payable by Jaguar, and (c) regaining control of the valuable collateral pledged in the Indenture."

Jaguar expects to pay for all Notes being repurchased or redeemed with available cash on hand.

For Information:
Investors and analysts:	Media inquiries:
Bob Zwerneman Vice President Corporate Development and Director of Investor Relations 603-224-4800 bobz@jaguarmining.com	Valéria Rezende DioDato Director of Communication 603-224-4800 valeria@jaguarmining.com

Forward Looking Statements
This press release contains forward-looking statements regarding Jaguar's intention to take up and pay for the Notes, redeem the Notes and its expected source of funds for the payment of Notes that are repurchased or redeemed.  These forward-looking statements can be identified by the use of words such as "intends" and "expects".  These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Jaguar not to repurchase or redeem the Notes, or to use funds other than cash available to make payments therefor. Such statements are only predictions and the assumptions upon which they are based may not materialize as a result of those risks and uncertainties, including Jaguar's ability to pay for the Notes.

These forward-looking statements represent our views as of the date of this press release.  Subsequent events and developments could cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this press release, unless required by law.

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